UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                        CENTURION MINES CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   156422 10 7
                                 (CUSIP Number)


  RANDY SUTHERLAND, 331 SOUTH RIO GRANDE, #201, SALT LAKE CITY, UTAH 84101-1121
                                  801-534-1120
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  APRIL 11, 1997
             (Date of Event which Requires Filing of this Statement)


If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (12-91)
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CUSIP NO.156422 10 7                                          PAGE 2 OF 5 PAGES


                                  SCHEDULE 13D

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               SPENST HANSEN

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*
               PF

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.


   NUMBER OF        7    SOLE VOTING POWER (As of April 11, 1997.)
   SHARES                     4,642,062 WITH A RIGHT TO ACQUIRE AN ADDITIONAL
   BENEFICIALLY               140,000 SHARES.
   OWNED BY
   EACH             8    SHARED VOTING POWER (As of April 11, 1997.)
   REPORTING                  -0-
   PERSON
   WITH             9    SOLE DISPOSITIVE POWER (As of April 11, 1997.)
                              4,642,062 WITH A RIGHT TO ACQUIRE AN ADDITIONAL
                              140,000 SHARES.

                   10    SHARED DISPOSITIVE POWER (As of April 11, 1997.)
                              -0-


  11      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH  REPORTING
          PERSON:
               AS OF APRIL 11, 1997, SPENST HANSEN BENEFICIALLY OWNED 4,642,062 WITH A RIGHT TO ACQUIRE AN ADDITIONAL 140,000 SHARES.

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          (As of April 11, 1997):
               16.4% (16.8% IF ADDITIONAL 140,000 SHARES ARE ACQUIRED)

  14      TYPE OF REPORTING PERSON*
               IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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CUSIP NO.156422 10 7                                          PAGE 3 OF 5 PAGES

ITEM. 1  SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock of Centurion Mines Corporation (the "Issuer"). Its principal executive offices are located at 331 So. Rio Grande, Suite 201, Salt Lake City, Utah.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) NAME         Spenst Hansen,  a natural person.

(b) BUSINESS     331 So. Rio Grande, Suite 201, Salt Lake City, Utah.
    ADDRESS

(c) PRINCIPAL    As of April 11, 1997: President, CEO and Chairman of Board of
    OCCUPATION   Directors of Centurion Mines Corporation, 331 So. Rio Grande,
                 Suite 201, Salt Lake City, Utah.

(d) CONVICTIONS  Spenst  Hansen  has  not,  during  the  past  five  years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) CIVIL        Spenst  Hansen  has  not,  during  the  past  five  years, been
    PROCEEDINGS  a party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CITIZENSHIP  Spenst Hansen is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Since September 22, 1988, the date of the first event that required the filing of this Schedule 13D, Mr. Hansen has acquired additional equity securities, in part, through the receipt of common stock and the exercise of options for the purchase of common stock, all of which were granted to him quarterly by the Company for his services as President and CEO of the Company and as Chairman of the Board of Directors, and in part, as consideration in lieu of cash to reimburse him for moneys expended or advanced by Mr. Hansen for or to the Company and to repay loans made by him to the Company. Mr. Hansen paid $1.50 per share from his personal funds to purchase the shares he acquired through the exercise of options. The shares granted to him for his services as director and officer of the Company were issued as restricted stock up through the third quarter of fiscal 1993. Following that, all such shares were issued or available for issuance as free-trade stock pursuant to the registration statement made on Form S-8, as amended, in conformance with the Company's 1991 Stock Option and Award Plan, as amended. The shares of common stock he received as consideration in lieu of cash were valued at from 15 to 25 percent below the market price on the issuance date. Pursuant to Rule 144, all grants of shares that were issued as restricted stock were and continue to be subject to all applicable holding periods and other restrictions.



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CUSIP NO.156422 10 7                                         PAGE 4 OF 5 PAGES


ITEM 4.  PURPOSE OF TRANSACTION.

(a) Mr. Hansen holds these shares of the Issuer for investment purposes and does not plan to transfer or sell the shares, except as may be necessary.

Other than as described above, Mr. Hansen does not hold these shares with any present plan or proposal that relates to or would result in:

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or divided policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a stock exchange or to cease to be authorized to be quoted on NASDAQ;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)      any action similar to any of those enumerated above.

Nevertheless, Mr. Hansen will continue to review his investment in the Issuer and reserves the right to modify his intentions with respect to any or all of such matters.


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CUSIP NO.156422 10 7                                          PAGE 5 OF 5 PAGES

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of April 11, 1997, Mr. Hansen owned beneficially and of record 4,642,062 shares of common stock, representing 16.4% of the shares issued and outstanding. As of April 11, 1997, Mr. Hansen had the right to purchase an additional 140,000 shares, which would increase his share ownership to 4,782,062 shares or 16.8%.

         As of April 11, 1997, Mr. Hansen owned the Issuer's common stock as follows:

(b)      Mr. Hansen has the sole power to vote and to dispose of the shares.

(c) During the sixty days preceding April 11, 1997, Mr. Hansen did not sell any shares of the common stock of the Issuer.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Mr. Hansen's shares of common stock.

(e) Mr. Hansen continues to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As a director of the Issuer, Mr. Hansen is entitled to receive as of April 11, 1997, a quarterly grant of common stock in the aggregate amount of 15,000 shares and options to purchase up to 30,000 shares of the Issuer's common stock at a price of $1.50 per share.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         NONE.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SPENST HANSEN

Date: April 11, 1997               /s/ Spenst Hansen

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